SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Date of Purchase	Shares Purchased	Price Per Share ($USD)
CAMAC FUND LP
02/04/2025	100,000	1.6200
03/06/2025	27,376	1.7000
03/07/2025	100	1.7000
03/10/2025	383,401	1.9200

Date of Purchase	Shares Purchased	Price Per Share ($USD)
CAMAC FUND II, LP
03/12/2025	17,154	2.0500
03/13/2025	14,000	2.0600
03/21/2025	100,000	2.1000
03/21/2025	331,900	2.0747
03/24/2025	1,500	1.8560